ASSET PURCHASE AGREEMENT


     This Asset Purchase Agreement (this "Agreement") is entered into this 14th day of September, 1995, by and among Worrell Enterprises, Inc., a Delaware corporation ("Worrell"), Antibes, Inc., a Delaware corporation ("Antibes"), Culpeper Communications Corporation, a Virginia corporation ("Culpeper"), Central Virginia Newspapers, Inc., a Virginia corporation ("CVN"), Jefferson Leasing Company, a Virginia general partnership ("Jefferson"), and Ivy Leasing Company, a Virginia corporation ("Ivy," and together with Worrell, Antibes, Culpeper, CVN and Jefferson, "Sellers"); and Media General, Inc., a Virginia corporation ("Buyer").

                             PRELIMINARY STATEMENTS

          A. Sellers own and operate the publications and related assets listed on Exhibit A attached hereto (the "Newspapers").

          B. Buyer desires to acquire the ongoing businesses and all of the assets owned by each Seller and used in connection with the operation of the Newspapers at each of their respective locations (except assets specifically excluded herein), and Sellers desire to sell such businesses and assets to Buyer, upon the terms and conditions stated herein.

          In consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE 1
                               SALE AND TRANSFER

          1.1. The Sale. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined in Section 3.1 hereof), Sellers jointly and severally agree to sell, assign, transfer and deliver to Buyer, and Buyer agrees to purchase and accept from Sellers, free and clear of all liens, encumbrances, mortgages or security interests, except as expressly permitted in Section 3.2(a), all of the assets and properties of Sellers, whether real, personal, tangible or intangible, which are owned by Sellers and used in connection with the Newspapers at each of their respective locations (specifically excepting the Excluded Assets described in Section 1.2 hereof), including all additions thereto through and including the Closing Date, but less all dispositions thereof as permitted pursuant to Section 6.1 hereof through and including the Closing Date, such assets and properties being referred to herein as the "Assets", and including without limitation the following:

               (a) Sellers' parcels of real property owned in fee and used in the ownership or operation of the Newspapers, and all buildings, structures and other improvements located thereon, and all easements, rights of way and similar authorizations used in the conduct of the business and operations of the Newspapers, including the parcels of real property owned in fee and easements, rights of way and similar authorizations which are described in Section 4.12 of a document delivered by Sellers to Buyer contemporaneously with the execution of this Agreement (such document is referred to herein as the "Disclosure Schedule");


               (b) All of the tangible personal property which is owned and used in the conduct of the business and operations of the Newspapers, including furniture, fixtures, machinery, equipment and vehicles, including without limitation, the tangible personal property listed in Section 4.13 of the Disclosure Schedule;

               (c) All contracts, agreements, options, leases (whether of realty or personalty, but other than any lease by and between a Seller and another Seller or any of its affiliates, which shall be terminated as of Closing in accordance with Section 3.2(g) hereof) and commitments of Sellers which are related to the conduct of the business and operations of the Newspapers, whether oral or written, express or implied, including leases of property used in the operations of the Newspapers, rights and interests in and under purchase contracts for new equipment, including purchase price deposits, advertising sales and newspaper distribution contracts, supplier contracts, advertising service contracts and all service and feature or other information provider contracts, and which either (i) are listed in Section 4.7 of the Disclosure Schedule; (ii) are advertising contracts entered into in the ordinary course of business at published rates and on a form substantially the same as one of the forms included in Section 4.7 of the Disclosure Schedule; (iii) are news carrier contracts entered into in the ordinary course of business and on a form substantially the same as the form included in Section 4.7 of the Disclosure Schedule; (iv) are other contracts which were entered into in the ordinary course of business consistent with past practice and do not involve monetary obligations individually or in the aggregate of more than Fifty Thousand Dollars ($50,000) per annum; or (v) are entered into after the date hereof in the ordinary course of business in accordance with Section 6.1 hereof or with the prior written consent of Buyer (all of such contracts, agreements, options, leases or commitments are sometimes referred to herein collectively as the "Contracts");

               (d) All orders for the sale of advertising and subscriptions which relate to the Newspapers;

               (e) All permits, licenses and authorizations issued by local, state and federal authorities, and applications therefor, which are held by any Seller or any Newspaper, that are used in the conduct of the business of any Newspaper, including those set forth in Section 4.11 of the Disclosure Schedule (all of such licenses, permits and authorizations are sometimes collectively referred to herein as the "Licenses");

               (f) All mastheads, trade names, trademarks, service marks, service names and other similar intangible rights and interests, and the goodwill associated therewith, which are used or useful in connection with the business and operations of the Newspapers;

               (g) All artwork, copyrights and other ownership rights related to the contents of the Newspapers, all copies of previously published editions of the Newspapers, the Newspapers' morgue or library and copies of all material files, financial information and all accounting records relating to the assets or operations of the Newspapers and located at any offices or facilities of the Newspapers, including without limitation any current financial data with respect to the Newspapers, together with computer print-outs thereof containing all current and historical financial information (including state income tax returns relating to the Newspapers and sales, use and property tax returns for the Newspapers) maintained by Sellers with respect to the Newspapers (separate from any such data maintained for any other publications of Sellers) and all related intellectual property;


               (h) All prepaid taxes and expenses with respect to the business and operations of the Newspapers;

               (i) All inventories of newsprint, ink, film, photographic paper and plates, spare parts, supplies, fuel and other consumable items used or useful in connection with the business and operations of the Newspapers;

               (j) All surety bonds, surety deposits and security deposits posted by or on behalf of Sellers as security for its or the Newspapers' performance of any Contract or obligation to be assumed by Buyer pursuant to this Agreement;

               (k) All cash bonds and trust accounts related to carriers for the Newspapers;

               (l) All subscriber, advertiser and trade accounts receivable due to Sellers as a result of the business and operations of the Newspapers prior to the Closing Date;

               (m) Sellers' records, files and data used in the business and operations of the Newspapers, including maps, plans, diagrams, engineering data, blueprints and schematics, if any; and

               (n) All other assets owned by Sellers and used in the business and operations of the Newspapers not specifically referred to above.

          1.2. Excluded Assets. Notwithstanding anything contained herein to the contrary, the following properties and assets (the "Excluded Assets") shall be retained by Sellers and shall not be sold, assigned or transferred to Buyer:

               (a)  all of Sellers' cash in their respective bank accounts;

               (b) Sellers' notes, accounts and other claims receivable of any Seller from any affiliate of such Seller as set forth on Section 1.2 of the Disclosure Schedule;

               (c) any Employee Plan, Compensation Arrangement or Multi-employer Plan (all as defined below in Section 1.3);

               (d)  contracts for acquisition of newsprint;

               (e) the assets of the "Electric Knowledge" division of Worrell ("Electric Knowledge"), as set forth on Section 1.2 of the Disclosure Schedule; and

               (f) the other assets described on Section 1.2 of the Disclosure Schedule.

          1.3. Assumption of Obligations and Liabilities. As of the Closing Date, Buyer shall assume, pay, discharge and perform according to Section 1.3 of the Disclosure Schedule the following:

               (a) all the obligations and liabilities of Sellers under the Contracts (i) determined in accordance with generally accepted accounting principles consistently applied ("GAAP"), attributable to the period after 12:01 a.m. on the Closing Date (the "Adjustment Time"), and (ii) which, by the terms thereof, are to be observed, paid, discharged or performed, as the case may be, at any time after the Adjustment Time;


               (b) all obligations and liabilities (other than those relating to any contract or agreement which is not a Contract) arising out of any fact or circumstance which relates to the ownership and operation of the Newspapers and the Assets and which occurs after the Adjustment Time;

               (c) all of Sellers' obligations for future performance to subscribers to the Newspapers;

               (d) contracts for the acquisition of ink, film, photographic paper and plates, spare parts, supplies, fuel and other consumable items either listed in Section 1.3 of the Disclosure Schedule or included in the Contracts but not required to be listed in Schedule 4.7 of the Disclosure Schedule but only with respect to obligations and liabilities thereunder which in accordance with GAAP are attributable to the period after the Adjustment Time; and

               (e) other liabilities, determined in accordance with GAAP, listed in Section 1.3 of the Disclosure Schedule.

          Other than as specified herein, or in the Assignment and Assumption Agreement (the "Assumption Agreement") in the form annexed hereto as Exhibit B, Buyer shall not, nor shall it have the obligation to assume, pay, perform, discharge or be responsible or liable for, any obligations, duties, claims, commitments, expenses, agreements or other liabilities of any Seller or relating to any Newspaper that either are by the terms thereof payable during, or are attributable in accordance with GAAP to, the period prior to the Adjustment Time, which obligations, duties and liabilities shall remain the obligations, duties and liabilities of Sellers. Without limiting the generality of the foregoing, Buyer shall not be liable for any obligation under any Employee Plan, Compensation Arrangement, Multi-employer Plan or any obligation to employees of the Newspapers to pay wages, commissions, salaries, bonuses, severance, accrued sick leave, accrued vacation (except as set forth in Section 6.3(b)) or any other form of employee compensation or benefits earned, vested or accrued prior to the Adjustment Time or arising out of the transactions contemplated by this Agreement (except as set forth in Section 6.3(c)), including without limitation, any such compensation or benefits arising out of the termination of employment of any employee of the Newspapers resulting from the transactions contemplated by this Agreement.

          The following definitions shall be used in this Agreement:

                    (i) "Compensation Arrangement" shall mean any plan or compensation arrangement other than an Employee Plan, whether written or unwritten, which provides to employees or former employees of the Newspapers any compensation or other benefits, whether deferred or not, in excess of base salary or wages and excluding overtime pay, including, but not limited to, any bonus or incentive plan, stock rights plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan and any other perquisites and employee fringe benefit plan.

                    (ii) "Employee Plan" shall mean any pension, retirement, profit-sharing, deferred compensation, vacation, severance, bonus, incentive, medical, vision, dental, disability, life insurance or any other employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), to which the Sellers or any entity related to any Seller (under the terms of Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended (the "Code")) contributes or to which the Sellers or any entity related to any Seller (under the terms of Sections 414(b), (c), (m) or (o) of the Code), sponsors, maintains or otherwise is bound.

                    (iii) "Multi-employer Plan" shall mean a plan, as defined in ERISA Section 3(37), to which the Sellers or any entity related to any Seller (under the terms of Sections 414(b), (c), (m) or (o) of the Code) contributes or is required to contribute.

                                   ARTICLE 2
                       PURCHASE PRICE CLOSING ADJUSTMENTS


          2.1. Purchase Price and Covenants Not to Compete.

               (a) In consideration of Two Hundred Twenty-Six Million Two Hundred Forty-Six Thousand and Six Hundred Forty Dollars ($226,246,640)(the "Purchase Price"), Sellers agree to sell, transfer and assign the Assets to Buyer, Sellers (except for Jefferson) agree to enter into the Covenants Not to Compete, substantially in the form of Exhibit C attached hereto (the "Covenants Not to Compete"), and the Sellers agree to cause Thomas Worrell, Jr. to execute a Covenant Not to Compete.

               (b) The Purchase Price shall be payable by wire transfer in immediately available funds payable at Closing (as hereinafter defined) to a bank account to be designated by Seller.

          2.2. Working Capital Settlement.

               (a) For purposes of this Agreement, the following terms shall have the following meanings:

                    (i) "Liabilities" shall be those liabilities of the Newspapers which are to be assumed or discharged by Buyer and are listed on
Section 2.2 of the Disclosure Schedule, all of which shall be reflected on the Pre-Closing Statement of Liabilities and Assets (defined in Section 2.2(b) below) and Closing Date Statement of Liabilities and Assets (defined in Section 2.2(e) below), except each such statement shall exclude one-half of the liabilities of the Newspapers listed on Section 2.2 of the Disclosure Schedule for subscriptions paid in advance which are outstanding as of the date of such statement.

                    (ii) "Current Assets" shall be the following, determined in accordance with GAAP:

                         (A)  the face amount of trade accounts receivable which
are less than 91 days old as of the Closing Date;


                         (B)  All prepaid expenses of the Sellers, other than
prepaid insurance and prepaid audit fees;

                         (C)  Inventory of the Sellers valued at the lower of
cost or market on a first-in-first-out (FIFO) basis, but excluding such items which are not usable in the business of Newspapers, which exclusion shall include, without limitation, damaged or obsolete rolls, colors and weights of newsprint;

                         (D)  Deposits classified as current assets, valued at
the lower of cost or market; and

                         (E)  All other current assets of the Newspapers, valued
at the lower of cost or market.

                    (iii) "Working Capital Deficit" shall mean the amount by which the Liabilities exceed the Current Assets.

                    (iv) "Working Capital Surplus" shall mean the amount by which the Current Assets exceed Liabilities.

               (b) At least ten (10) days prior to the Closing Date, Sellers shall prepare and deliver to the Buyer a Statement of Liabilities and Assets as of the end of the last calendar month prior to the Closing Date (the "Pre-Closing Statement of Liabilities and Assets") for the Newspapers. The chief financial officer of Worrell shall certify that such Pre-Closing Statement of Liabilities and Assets has been prepared in accordance with subsection 2.2(a) above.

               (c) Prior to, or as of the Closing, Sellers shall (i) cause all liabilities of the Newspapers not included in the Pre-Closing Statement of Liabilities and Assets and/or Closing Date Statement of Liabilities and Assets, or not otherwise expressly assumed by Buyer at the Closing, to be discharged in full, at no cost or expense to Buyer or the Newspapers; or (ii) if not so discharged, Sellers shall retain all responsibility and obligation for such liabilities.

               (d) At the Closing, in the event that the Pre-Closing Statement of Liabilities and Assets has a Working Capital Deficit, Sellers shall remit to Buyer by wire transfer at the Closing an amount equal to such deficit. Conversely, in the event that the Pre-Closing Statement of Liabilities and Assets has a Working Capital Surplus, Buyer shall remit to Sellers by wire transfer at the Closing an amount equal to such surplus.


               (e) Within sixty (60) days after the Closing, Buyer shall prepare (with the full co-operation and assistance of Sellers, to the extent requested by Buyer) a Statement of Liabilities and Assets as of the Adjustment Time (the "Closing Date Statement of Liabilities and Assets"), which statement shall be prepared in accordance with subsection 2.2(a) above, and submit such statement to Sellers for review and approval.

               (f) Within fifteen (15) days after receipt of the Closing Date Statement of Liabilities and Assets, Sellers shall notify Buyer of any objections Sellers may have to the Closing Date Statement of Liabilities and Assets. In the absence of any such objections, Sellers shall be deemed to have approved the Closing Date Statement of Liabilities and Assets for purposes of the adjustment to be made pursuant to this subsection 2.2(f). If Sellers notify Buyer of any such objections, Buyer and Sellers shall attempt to resolve such objections in good faith for a period of fifteen (15) days from the date of such notice of objections. If any objections of Sellers cannot be resolved by Sellers and Buyer within such fifteen (15) day period, such dispute shall immediately be referred to a mutually satisfactory independent certified public accounting firm of national reputation which has not been employed by any of Sellers or Buyer during the one year period preceding the date of such referral, and which has agreed to meet the time deadlines imposed herein. The determination of such firm with respect to such dispute, which shall occur on or prior to ninety (90) days after Sellers' receipt of the Closing Date Statement of Liabilities and Assets, shall be conclusive and binding on Sellers and Buyer. Sellers, on the one hand, and Buyer, on the other, shall each pay one-half of the fees of such firm.

               (g) If, based on the Closing Date Statement of Liabilities and Assets as finally approved, it is determined that the amount, if any, paid by the Buyer at the Closing in accordance with subsection 2.2(d) should have been more or less than what was paid on the Closing Date, then within ten (10) days of the final approval of Closing Statement of Liabilities and Assets in accordance with subsection 2.2(f), Buyer or Sellers, respectively, shall pay to the other the amount of such underpayment or overpayment.


                                   ARTICLE 3
                                  THE CLOSING

          3.1. Time and Place of Closing. Subject to (a) satisfaction or, to the extent permissible by law, waiver (by the party for whose benefit the closing condition is imposed), on the Closing Date of the closing conditions described in Articles 7, 8 and 9, and (c) the provisions of Article 11 hereof, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Dow, Lohnes & Albertson, 1255 Twenty-third Street, N.W., Washington, D.C. or at such other place as the parties shall mutually agree, at 10:00 a.m., local time, on a date (the "Closing Date") that shall be a business day, specified by written notice from Buyer to Sellers, which date shall be not less than 10 days nor more than 30 days after the satisfaction of the conditions precedent set forth in Article 7 and Section 8.7 hereof, or as shall otherwise be mutually agreed upon by Sellers and Buyer. In no event shall the Closing take place later than November 30, 1995 (the "Termination Date"); provided that if the only condition to Closing not satisfied as of such date is the condition contained in Article 7, the Termination Date automatically shall be extended to the earlier of five (5) business days after the satisfaction of such condition and July 1, 1996.

          3.2. Deliveries by Sellers. At the Closing, Sellers shall deliver to Buyer the following:

               (a) Deeds to the parcels of real property owned by Sellers in fee to be transferred to Buyer hereunder, in accordance with local practice and subject to and consistent with the representations and warranties set forth herein, together with bills of sale of personal property, assignments and other instruments of transfer and conveyance, transferring and assigning to Buyer the Assets, free and clear of all liens, mortgages, pledges and encumbrances other than for (i) real estate taxes not yet due and payable and (ii) easements, rights of way, mineral rights or other restrictions and encumbrances relating to real property, which are either of record or which individually or in the aggregate do not materially and adversely affect or interfere with the use of such real property in the business and operations of the Newspapers (collectively, "Permitted Liens");

               (b)  The Assumption Agreement;

               (c) The opinions, certificates, consents and other documents contemplated by Article 8 hereof;

               (d) The Covenants Not to Compete, executed by each Seller (except Jefferson) and certain affiliates of Sellers which are parties thereto;

               (e) A Space Lease Agreement with respect to office space to be utilized by Electric Knowledge in the form of Exhibit D attached hereto (the "Space Lease Agreement"), executed by Worrell;

               (f) A System License and Maintenance Agreement in the form of Exhibit E attached hereto (the "System License and Maintenance Agreement"), executed by Worrell;


               (g) Agreements terminating any and all leases between a Seller and another Seller or any of its affiliates with respect to the business and operations of the Newspapers; and

               (h) All other documents, certificates, instruments and writings expressly required hereunder to be delivered by Sellers at or prior to the Closing or which the Buyer reasonably may request.

          3.3. Deliveries by Buyer. At the Closing, Buyer shall deliver to Sellers and/or the Escrow Agent the following:

               (a)  Funds equal to the Purchase Price;

               (b) The opinions, certificates and other documents contemplated by Article 9 hereof;

               (c)  The Assumption Agreement;

               (d)  The Covenants Not to Compete, executed by Buyer;

               (e)  The Space Lease Agreement, executed by Buyer;

               (f) The System License and Maintenance Agreement, executed by Buyer; and

               (g) All other documents, certificates, instruments and writings expressly required hereunder to be delivered by Buyer at or prior to the Closing or which Sellers reasonably may request.

                                   ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF SELLERS

          The Sellers jointly and severally represent and warrant to Buyer as follows:

          4.1. Organization. Each Seller is a corporation duly incorporated, or partnership duly formed, and validly existing under the laws of its state of incorporation or organization. Each Seller has all requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified would not have a material adverse effect on the business, assets, financial condition or results of operations of the Newspapers taken as a whole (a "Material Adverse Effect"). Each Seller has delivered to Buyer true and correct copies of its articles of incorporation and bylaws, or partnership agreement, as applicable, as amended to date.

          4.2. Authority Relative to this Agreement. Each Seller has the full corporate or partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized and approved by all necessary corporate or partnership action by each Seller. This Agreement has been duly and validly executed and delivered by each Seller and, assuming this Agreement constitutes a legal, valid and binding agreement of Buyer, constitutes a legal, valid and binding agreement of such Seller, enforceable against each Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

          4.3. Noncontravention; Consents and Approvals.

               (a) Except as set forth in Section 4.3(a) of the Disclosure Schedule, assuming that all filings, permits, authorizations, consents and approvals or waivers thereof have been duly made or obtained pursuant to Section 4.3(b), the execution and delivery of this Agreement by each Seller and the consummation by each Seller of the transactions contemplated hereby will not (i) conflict with or result in any breach of any provisions of the certificate or articles of incorporation or bylaws, or partnership agreement, of such Seller,
(ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or other evidence or instrument of, or agreement relating to, indebtedness to which any Seller is a party or by which it or any of its properties or assets are bound, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under, any of the terms, conditions or provisions of any license, agreement or other instrument or obligation to which any Seller is a party or by which it or any of its properties of assets is bound, or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Seller or any of its properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) violations, breaches or defaults that would not, individually or in the aggregate, (A) reasonably be expected to have a Material Adverse Effect or (B) impair any Seller's ability to consummate the transactions contemplated hereby.

               (b)  Except for those consents and approvals as set forth on
Section 4.3(b) of the Disclosure Schedule (the "Required Consents"), no filing or registration with, or notification to, and no permit, authorization, consent or approval of, any governmental entity is necessary for the execution and delivery of this Agreement by any Seller or the consummation by each Seller of the transactions contemplated by this Agreement except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (ii) such filings, registrations, notifications, permits, authorizations, consents or approvals that result solely from the specific legal or regulatory status of Buyer or as a result of any other facts that specifically relate to the business or activities in which Buyer is engaged.

          4.4. Financial Statements. Sellers have furnished Buyer, with respect to the Newspapers, (i) unaudited balance sheets as of December 31, 1994, December 31, 1993 and December 31, 1992, and statements of income for the years then ended, prepared in accordance with GAAP, and (ii) an unaudited balance sheet as of July 31, 1995 and an unaudited statement of income for the seven (7) months then ended (collectively, the "Financial Statements"). Except as disclosed in Section 4.4 of the Disclosure Schedule, the Financial Statements fairly present the results of operations and balance sheets of the Newspapers for the periods and as of the dates set forth in accordance with GAAP (subject to the absence of statements of cash flows and footnotes). In addition, Sellers have furnished Buyer, with respect to the Newspapers, as Section 4.4 of the Disclosure Schedule, a computation of operating cash flow for the Newspapers for the twelve months ended July 31, 1995, and each Seller hereby certifies that such unaudited computation of operating cash flow for such twelve month period has been prepared in accordance with the methodology set forth in the worksheet included in Section 4.4 of the Disclosure Schedule, and represents a true and fair presentation of the operating cash flows of the Newspapers for such twelve month period.

          4.5. Undisclosed Liabilities. There is not any obligation or liability with respect to the Newspapers or the Assets, except: (i) as set forth in Section 4.5 of the Disclosure Schedule, (ii) such liabilities and obligations that are reflected in the Financial Statements, (iii) liabilities listed in
Section 1.3 or in Section 1.3 of the Disclosure Schedule or (iv) such liabilities and obligations that were incurred after July 31, 1995 in the ordinary course of business consistent with past practice, and which do not individually or in the aggregate exceed Fifty Thousand Dollars ($50,000).

          4.6. Absence of Certain Changes. Except as disclosed in Section 4.6 of the Disclosure Schedule, since December 31, 1994, Sellers have conducted the business of the Newspapers only in the ordinary course of business consistent with past practice, and there has not been (i) any material adverse change in the financial condition, properties, business or results of operations of the Newspapers, taken as a whole; (ii) any material change by the Sellers in accounting principles, practices or methods of the Newspapers; (iii) any material increase in the number of employees of the Newspapers or any material increase, individually or in the aggregate, in the rate or terms of compensation payable to or to become payable to employees of the Newspapers; (iv) any material modifications in employee benefits to the employees of the Newspapers;
(v) entry into, termination of (except by reason of the occurrence of a contractually specified termination date) or material amendment to any contract or commitment or license or permit material to the business of the Newspapers, except for the entry into advertising contracts at published rates on a form substantially the same as one of the forms included in Section 4.7 of the Disclosure Schedule or the entry into news carrier contracts on a form substantially the same as the form included in Section 4.7 of the Disclosure Schedule; (vi) any creation of or assumption of any mortgage, pledge or other lien or encumbrance upon any of the Assets other than Permitted Liens;(vii) any sale, assignment, lease, transfer or other disposition of any material assets of any of the Newspapers; (viii) entry into any agreement pursuant to which the aggregate annual financial obligation of the Newspapers may exceed Fifty Thousand Dollars ($50,000), or which is not terminable by the Newspapers without penalty upon ninety (90) days' notice or less, except for the entry into advertising contracts at published rates on a form substantially the same as one of the forms included in Section 4.7 of the Disclosure Schedule; (ix) any commitment to make any purchase or sale of any inventories except in the ordinary course of business consistent with past practice; (x) any commitment in excess of Fifty Thousand Dollars ($50,000) for any capital expenditure for which Buyer shall have any financial obligation to discharge subsequent to Closing; or
(xi) any other material transaction not in the ordinary course of business consistent with past practice.

          4.7. Certain Contracts and Arrangements. All Contracts to which any Seller is a party with respect to the Newspapers are either (i) listed in
Section 4.7 of the Disclosure Schedule; (ii) are advertising contracts entered into in the ordinary course of business at published rates and on a form substantially the same as one of the forms included in Section 4.7 of the Disclosure Schedule; (iii) are news carrier contracts entered into in the ordinary course of business and on a form substantially the same as the form included in Section 4.7 of the Disclosure Schedule; or (iv) entered into in the ordinary course of business consistent with past practice and do not involve monetary obligations individually or in the aggregate of more than Fifty Thousand Dollars ($50,000) per annum. Except as set forth in Section 4.7 of the Disclosure Schedule, there is not, under any of the Contracts, any (A) existing default, (B) event of default or (C) other event which, with or without due notice or lapse of time or both, would constitute a default or event of default on the part of any Seller or any Newspaper which would, individually or in the aggregate, have a Material Adverse Effect.

          4.8. Litigation. Except as set forth on Section 4.8 of the Disclosure Schedule, there are no legal, administrative, arbitration or other proceedings or governmental investigations pending against any Seller, the Newspapers or the Assets that may impair the ability of any Seller to consummate transactions contemplated by this Agreement. To the knowledge of any Seller, except as set forth on Section 4.8 of the Disclosure Schedule, there are no such proceedings or investigations threatened against any Seller, the Newspapers or the Assets that may have a Material Adverse Effect or may impair the ability of any Seller to consummate the transactions contemplated by this Agreement.

          4.9. Labor Matters; Personnel Data.

               (a) Except as set forth in Section 4.9 (a) of the Disclosure Schedule, neither Seller nor any Newspaper is a party to any collective bargaining agreement or any other union labor agreement covering or relating to any of the employees of the Newspapers, or has recognized, agreed to recognize or received a demand for recognition of any collective bargaining representative with respect thereto. No collective bargaining representative has been certified as representing any of the employees of the Newspapers. To Sellers' knowledge, there is no union organizing activity underway or threatened relating to any of the employees of the Newspapers. There are no strikes, work stoppages, work slowdowns, picketing or any other labor dispute in effect or, to Sellers' knowledge, threatened against any Seller or any Newspaper. Sellers have materially complied with all applicable laws and regulations with respect to the employment of labor, including without limitation, those related to wages, hours, collective bargaining, occupational safety, discrimination, and the payment of Social Security or similar payroll taxes. There are no unfair labor practices claims or charges pending or, to the best of Sellers' knowledge, threatened, involving any Seller or any Newspaper.

               (b) Section 4.9(b) of the Disclosure Schedule lists the names, titles and current rates of pay or total annual compensation of all persons employed by any Seller or any Newspaper in connection with the business or operations of any Newspaper or the Assets. Except as set forth in
Section 4.9(b) of the Disclosure Schedule, none of the Sellers and none of the Newspapers has any employment agreement of any kind, oral or written, express or implied, that would require Buyer to employ any employee of the Sellers or the Newspapers after the Adjustment Time. Sellers have provided Buyer with a true and correct copy of each employee handbook and employment policy applicable to any of the employees of the Newspapers.

               (c) Sellers do not contribute to and are not required to contribute to any Multi-employer Plan with respect to their employees, and neither the Sellers nor any other trade or business under common control with any Seller (within the meaning of Section 414(b), (c), (m) or (o) of the Code) has incurred or reasonably expects to incur any "withdrawal liability," as defined under Section 4201 et. seq. of ERISA.

          4.10.     Taxes.

               (a) Except as set forth in Section 4.10 of the Disclosure Schedule and except for Federal and state income tax returns for which the filing dates have been lawfully extended, all tax returns, reports, statements and other similar filings required to be filed by each Seller with respect to the Newspapers (collectively, "Tax Returns") with respect to any taxes, assessments, interest, penalties, deficiencies, fees and other governmental charges or impositions (including without limitation all income tax, unemployment compensation, social security, payroll, sales and use, excise, privilege, property, ad valorem, franchise, license, school and any other tax or similar governmental charge or imposition under laws of the United States or any state or municipality or political subdivision thereof or any foreign country or political subdivision thereof) (collectively, "Taxes") have been filed with the appropriate governmental agencies in all jurisdictions in which such Tax Returns are required to be filed. All Taxes, including without limitation those that are called for by the Tax Returns, or heretofore claimed to be due by any taxing authority from any Seller, have been properly accrued or paid. No Seller has received any notice of assessment or proposed assessment in connection with any non-income Tax Returns and there is not any pending tax examination of or tax claim asserted against any Seller or any of its assets or properties. Except as set forth in Section 4.10 of the Disclosure Schedule and except for Federal and state income taxes, no Seller has extended, or waived the application of, any statute of limitations of any jurisdiction regarding the assessment or collection of any Taxes. There are no tax liens (other than any lien for current taxes not yet due and payable) on any of the assets or properties of any Seller. Sellers have no knowledge of any basis for any additional assessment of any Taxes. There is not, and there will not be, any liability for any Taxes arising out of, or attributable to, or affecting the Assets or the Newspapers through the Adjustment Time, or attributable to the conduct of the operations of Sellers at any time for which Buyer will have any liability for payment or otherwise. There does not exist any liability for Taxes (except for sales, use, property and transfer taxes, if any, incident to the consummation of the transactions contemplated herein) which may be asserted by any taxing authority against the Assets or the business and operations of the Newspapers, and no lien or other encumbrance for Taxes has attached or, to Seller's knowledge, could attach to the Assets or the operations of the Newspapers. No Seller is a "United States real property holding corporation" within the meaning of Section 897 of the Code.

          4.11. Licenses and Authorizations. Section 4.11 of the Disclosure Schedule lists all Licenses. All the Licenses are in full force and effect, with no material violations of any of them having occurred or, to the knowledge of any Seller, alleged to have occurred, and with no proceedings pending or, to the knowledge of any Seller, threatened, that would have the effect of revoking or limiting or affecting the transfer or renewal of any of the Licenses. Except as set forth in Section 4.11 of the Disclosure Schedule, (a) the Licenses are not subject to any restrictions or conditions that would limit the business of any Newspaper as presently conducted and (b) there are no applications by any Seller or complaints by others pending or threatened in writing before any governmental agency relating to any Seller or any Newspaper.

          4.12. Title to Real Property. Section 4.12 of the Disclosure Schedule lists all real property currently owned or leased by any Seller in connection with the business or operations of the Newspapers. With respect to such leased property, Section 4.12 of the Disclosure Schedule describes which leased property is leased by a Seller from another Seller or any of its affiliates and which leased property is leased by a Seller from a third party which is not a Seller or any of its affiliates. Except with respect to any leased property leased by a Seller from a third party which is not a Seller or any of its affiliates or as set forth in Section 4.12 of the Disclosure Schedule, Sellers have good and marketable fee simple title to all of such owned and leased real property free and clear of all liens, mortgages, pledges and encumbrances whatsoever other than Permitted Liens. No condemnation of any such real property has occurred, is pending or, to the knowledge of any Seller, is threatened. Sellers have delivered to Buyer true and complete copies of all leases listed in Section 4.12 of the Disclosure Schedule, all of which are valid and binding on the Seller party thereto and with respect to which such Seller is not in default. The approximate 5.2 acres owned by Sellers in Lynchburg and which will be conveyed to Buyer pursuant to this Agreement is currently zoned for B-5 uses. The remaining real property owned by Sellers located in Lynchburg, Virginia which is approximately 50 acres is currently zoned for R-1 uses. No Seller has any plans, nor is any Seller aware of any pending proposal of any third party, to develop either parcel of such property in a manner inconsistent with its current zoning or to change or seek to change such current zoning. The Lynchburg facilities and all Lynchburg operations are located on a lot separate from Sellers' other Lynchburg real estate holdings, and such lot can be conveyed by Sellers to Buyer without further subdivision or any other governmental action or consent.


          4.13. Title to Personal Property. Section 4.13 of the Disclosure Schedule lists all tangible personal property owned or leased by any Seller in connection with the business and operations of any Newspaper, other than assets with an original cost of less than Five Hundred Dollars ($500) individually. Such tangible personal property includes all tangible personal property owned or leased by any Seller in connection with the business or operations of the Newspapers as of March 31, 1995, except for assets with an original cost of less than Five Hundred Dollars ($500) individually, and except as set forth on
Section 4.13 of the Disclosure Schedule, where any transfer or disposition of any such tangible personal property is specifically described. With respect to such leased property, Section 4.13 of the Disclosure Schedule describes which leased property is leased by a Seller from another Seller or any of its affiliates and which leased property is leased by a third party which is not a Seller or any of its affiliates. Except with respect to any leased property leased by a Seller from a third party which is not a Seller or any of its affiliates, or as set forth in Section 4.13 of the Disclosure Schedule, Sellers own and have good and valid title to such properties, free and clear of all liens and encumbrances, other than Permitted Liens. Sellers have delivered to Buyer true and complete copies of all leases and other agreements or documents affecting the properties listed in Section 4.13 of the Disclosure Schedule, all of which are valid and binding on the applicable Seller, and with respect to which such Seller is not in default.

          4.14.     Inventories and Other Assets.

               (a) Except as set forth on Section 4.14 of the Disclosure Schedule, the value at which the inventories of the Newspapers is booked appropriately reflects the value of all items that are below standard quality, damaged, obsolete or of a quantity or quality not usable or suitable in the ordinary course of the business of the Newspapers.

               (b) The amount of inventory of the Newspapers on the Closing Date will be sufficient to permit the continued maintenance and operation of the business and operations conducted by the Newspapers for a period of at least five (5) days.

               (c) Except as disclosed in Section 4.14 of the Disclosure Schedule, the buildings, plant, structures and equipment owned by each Seller and used in the business of the Newspapers are structurally sound with no known defects and are in operating condition and repair, normal wear and tear excepted in consideration for age of each asset, and none of such buildings, plant, structures and equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

          4.15. Accounts Receivable. All of the trade accounts receivable of each Newspaper are valid and genuine and were acquired or arose in the ordinary course of business consistent with past practice. Sellers make no representations or warranty with respect to the collectibility of such accounts receivable.

          4.16. Intellectual Property. All registered trademarks, registered copyrights, patents or patent applications owned by any Seller with respect to the Newspapers or otherwise included within the Assets are listed in
Section 4.16 of the Disclosure Schedule. Sellers have the right to use all patents, trademarks, trade names, and copyrights as the Newspapers presently use them. To the knowledge of each Seller, no patent, trademark, trade name, or copyright used by any Newspaper or otherwise included within the Assets is the subject of any infringement action or action seeking to deny, modify or revoke any registration or application therefor or renewal thereof. Each Newspaper is entitled to use all designs, processes and licenses and all other industrial property or intellectual property rights used by it, and except as disclosed in
Section 4.16 of the Disclosure Schedule, no Seller has granted to any third party any right, title or interest in or to any such intellectual property.

          4.17. Circulation and Advertising Linage. Section 4.17 of the Disclosure Schedule sets forth the paid circulation as of December 31, 1994, and August 31, 1995, for each of the Newspapers which has paid circulation. There has been no material decline in paid circulation for any of such Newspapers with paid circulation since August 31, 1995. Section 4.17 of the Disclosure Schedule sets forth circulation as of December 31, 1994, and August 31, 1995 for each of the Newspapers which does not have a paid circulation. There has been no material decline in circulation for any of such Newspapers since August 31, 1995. Section 4.17 of the Disclosure Schedule includes a description of the monthly advertising linage sold for each Newspaper for the twelve-month period ending December 31, 1994, and for the eight (8) month period ending August 31, 1995.

          4.18. Postal Permits. All reports filed with the United States Postal Service in connection with any Second-Class Mail postal permit applicable to any Newspaper were true and correct in all material respects at the time of filing. True and complete copies of all such reports for second class postage qualification filed in October 1994 have previously been furnished to Buyer.

          4.19. ABC Reports. All reports filed with the Audit Bureau of Circulation ("ABC") during the preceding three years in connection with the Newspapers which are audited by the ABC were true and correct in all material respects at the time of filing. True and complete copies of all such reports for the past year which have been filed by such Newspapers with ABC have previously been furnished to Buyer.

          4.20. Legal Advertisements. All the Newspapers which can qualify are qualified under Virginia law to accept and publish legal notices required by the governmental units described in Section 4.20 of the Disclosure Schedule.

          4.21.     Environmental Laws.

               (a) Except as disclosed in Section 4.21 of the Disclosure Schedule, (i) Sellers' operations with respect to the Newspapers, and all Real Property owned or leased by Sellers in connection with the Newspapers, materially comply with all applicable Environmental Orders and Laws (as defined in Section 6.6), (ii) none of Sellers' operations on such Real Property is subject to any judicial or administrative proceeding alleging the violation of any Environmental Order or Law, (iii) to Sellers' knowledge, none of such Real Property is the subject of any federal or state investigation concerning any use or release of any Hazardous Material (as defined in Section 6.6), (iv) neither the Sellers nor, to Sellers' knowledge, any predecessor-in-title to such Real Property has filed any notice under federal or state law indicating past or present treatment, storage or disposal of a hazardous waste or reporting a spill or release of a Hazardous Material into the environment, (v) Sellers have no contingent liability in connection with any release of any Hazardous Material into the environment and no release which could require remediation has occurred, (vi) none of Sellers' operations on such Real Property involves the generation, transportation, treatment, storage or disposal of Hazardous Materials of "Reportable Quantity" (as defined by the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C.
Section 9601, et seq. ("CERCLA")), and (vii) except in accordance with all requirements of law, Sellers have not disposed of any Hazardous Material of Reportable Quantity in, on or about such Real Property and, to Sellers' knowledge, neither has any lessee, prior owner or other person. Notwithstanding the foregoing, the representation and warranties of Sellers contained in this
Section 4.21 with respect to such Real Property leased by Sellers from any Person other than another Seller or any affiliate of another Seller relating to periods prior to the applicable Seller's leasing thereof, are being given only to the best knowledge of Sellers.

               (b) No surface impoundments or underground storage tanks are located in, on or about such Real Property, and no surface impoundments have ever existed on such Real Property. All underground storage tanks which have been removed from such Real Property have been removed in material compliance with all then and currently applicable Environmental Orders and Laws (as defined in Section 6.6).

          4.22. Compliance with Laws. Each Seller has materially complied, and is in material compliance with, all applicable laws relating to ownership, leasing and operation of the Assets and the conduct of the business of the Newspapers.


          4.23.     Relationships with Affiliates.  Except as set forth in
Section 4.23 of the Disclosure Schedule, neither the stockholders or partners of any Seller (except for Jefferson) nor any "affiliate" of any Seller, individually or collectively, owns or has owned of record or beneficially, an equity interest or any other financial or profit interest in any firm, corporation or any other entity or person that (a) has had business dealings or a financial interest in any transaction with any Seller with respect to the business of any Newspaper or the Assets, or (b) is engaged in the media business, including without limitation, newspapers, magazines and other print media, television, radio and other broadcast media, and other services SMATV, MMDS and personal communications services, operating to any extent in the Commonwealth of Virginia, in each case except for interests of less than 1% of the outstanding capital stock of any such competing business that is publicly traded on any recognized securities exchange or in the over-the-counter market. Except as set forth in Section 4.23 of the Disclosure Schedule, no stockholder or partner of any Seller or any affiliate of any Seller or such stockholder or partner is in competition with any Seller with respect to the business of any Newspaper or the Assets, or any lease, sublease, indebtedness, contract, agreement, commitment, understanding or arrangement of any kind whatsoever with any other stockholder or partner of any Seller or any affiliate of any Seller or such stockholder or partner pertaining to the business or operations of any of the Newspapers or the Assets. As of the Closing, no stockholder or partner of any Seller or any affiliate of any Seller has any right or claim against any Seller with respect to any of the Newspapers. Since December 31, 1994, no Seller has made any sales, transfers or conveyances of any kind of inventory or other assets related to any of the Newspapers or the Assets to a stockholder, partner or affiliate of any Seller other than those for which the Newspapers have received fair market value.

          4.24. Totality of Assets. The Assets include all of the tangible and intangible assets and rights necessary to conduct the business and operations of the Newspapers as presently conducted.

          4.25. Brokers and Finders. No Seller or any of their respective officers, directors, partners or employees has employed any broker or finder in connection with the transactions contemplated by this Agreement, other than Wingate Ventures Limited and Stovo Holdings Limited, or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transactions contemplated by this Agreement, other than to Wingate Ventures Limited and Stovo Holdings Limited.

          4.26. Disclosure. No representation or warranty by any Seller in this Agreement (including the Disclosure Schedule) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make any statement made therein, in light of the circumstances under which it is made, not misleading.

                                   ARTICLE 5
                         REPRESENTATIONS AND WARRANTIES
                                    OF BUYER

          Buyer represents and warrants to Sellers as follows:

          5.1. Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia.

          5.2. Authority Relative to this Agreement. Buyer has the full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes a legal, valid and binding agreement of each Seller, constitutes a legal, valid and binding agreement of Buyer, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and to general principles of equity.

          5.3. Noncontravention; Consents and Approvals.

               (a) Assuming that all filings, permits, authorizations, consents and approvals or waivers thereof have been duly made or obtained as contemplated by Section 5.3(b), the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby will not (i) conflict with or result in any breach of any provision of the articles of incorporation or bylaws of Buyer, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under the terms, conditions or provisions of any note, bond, mortgage, indenture, license agreement or other instrument or obligation to which Buyer is a party, or by which Buyer or any of its respective properties or assets is bound, or
(iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of its respective properties or assets, excluding from the foregoing clauses (ii) and (iii) violations, breaches or defaults which, either individually or in the aggregate, would not impair the ability of Buyer to consummate the transactions contemplated hereby.

               (b) Assuming the accuracy of the representations and warranties of the Sellers set forth in Article IV, no filing or registration with, or notification to, and no permit, authorization, consent or approval of, any governmental entity is required by Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby, except (i) in connection with the applicable requirements of the HSR Act, (ii) in connection, or in compliance, with the Securities Exchange Act of 1934, as amended, (iii) the Required Consents and
(iv) as disclosed in Section 5.3 of the Disclosure Schedule.

          5.4. Compliance With Securities Exchange Act of 1934. Buyer has taken all actions and made all filings necessary to comply with its obligations under the Securities Exchange Act of 1934, as amended, as of the date hereof, in connection with the transactions contemplated by this Agreement.

                                   ARTICLE 6
                            COVENANTS OF THE PARTIES

          6.1. Conduct of Business. Except as specifically provided in this Agreement, during the period from the date of this Agreement to the Closing Date, Sellers will conduct the business and operations of the Newspapers in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except as otherwise expressly provided in this Agreement, prior to the Closing Date, without the prior written consent of Buyer, no Seller will:

               (a) sell, transfer, lease, license, pledge, encumber, mortgage, remove from the premises of any Newspaper or otherwise dispose of, or agree to sell, transfer, lease, license, pledge, encumber, mortgage, remove from the premises of any Newspaper or otherwise dispose of ("Transfer"), any assets or properties, real or personal, relating to the Newspapers, except in the ordinary course of business consistent with past practice and, in no event shall the Sellers Transfer any such assets or properties, the original cost of which exceeds Fifty Thousand Dollars ($50,000) in the aggregate, other than to the extent such assets are ordinarily consumed in connection with the production of newspapers or other printed material sold by Sellers in the ordinary course of business consistent with past practice;

               (b) enter into or renew any agreements, commitments or contracts relating to the Newspapers, except agreements for the purchase, sale or lease of goods or services in the ordinary course of business consistent with past practice and, in no event, to exceed annual obligations of the Newspapers in excess of Fifty Thousand Dollars ($50,000) in the aggregate (other than with respect to advertising contracts entered into in the ordinary course of business at published rates and on one of the forms included in Section 4.7 of the Disclosure Schedule or news carrier contracts entered into in the ordinary course of business and on a form substantially the same as the form included in
Section 4.7 of the Disclosure Schedule), or modify, amend, waive or terminate any of the Contracts;

               (c) authorize or commit to make capital expenditures in an amount in excess of Twenty Five Thousand Dollars ($25,000);

               (d) (i) increase the compensation of any employees of the Newspapers without the consent of Buyer, which consent shall not be unreasonably withheld; (ii) increase the number of employees of the Newspapers; or (iii) become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, benefit arrangement, or similar plan or arrangement with respect to any employees or former employees of the Newspapers, including any bonus, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, employment agreement, retirement or other benefit plan, agreement or arrangement, with or for the benefit of any person, or amend any of such plans or any of such agreements in existence on the date hereof;

               (e) permit any insurance policy relating to any Newspaper to be canceled or terminated;

               (f) make any change to the accounting methods, principles or practices with respect to any Newspaper or the Assets; or

               (g) maintain the books and records of the Newspapers in a manner other than in the ordinary course of business consistent with past practice.

          6.2. Access to Information. From the date of this Agreement to the Closing Date, each Seller will (a) give Buyer and its authorized representatives reasonable access during normal business hours to the facilities, personnel and operations of the Newspapers and to all of its books and records relating to the Newspapers including, without limitation, all personnel records, (b) permit Buyer and such authorized representatives to make such inspections thereof as Buyer may reasonably request and to conduct such tests, studies and surveys and take samples as it deems necessary for evaluating the structural and environmental condition of the property and improvements thereon (including without limitation, the reports referred to in Sections 6.6(a) and (c)), (c) cause its officers or other appropriate officials to furnish Buyer with such financial and operating data and other information with respect to the business operations of the Newspapers as the Buyer may from time to time reasonably request, and (d) use commercially reasonable efforts to obtain any consent necessary to the assignment of any of the Contracts to Buyer without any changes in the terms and conditions of such contracts (provided that no such changes will be made without the prior written consent of Buyer). Buyer will notify Edwin M. Freakley, President of Worrell, in advance of its desire to have access to the information described in classes (a), (b) and (c) of the preceding sentence, and will coordinate such access with Mr. Freakley.

          6.3. Employees and Employee Benefits.

               (a) The Sellers shall assume full responsibility and liability for offering and providing "continuation coverage" to any "qualified beneficiary" who is covered by a "group health plan" sponsored, maintained or contributed to by the Sellers with respect to employees of the Newspapers and who has experienced a "qualified event" or is receiving such "continuation coverage" on or prior to the Closing Date. Continuation coverage, qualified beneficiary, qualifying event and group health plan shall have the meanings given such terms under Section 4980B of the Code and Section 601 et seq. of ERISA. Sellers shall hold Buyer and any entity required to be combined with the Buyer under Section 414 of the Code ("Affected Parties") harmless from and fully indemnify such Affected Parties against any costs, expenses, losses, damages and liabilities incurred or suffered by such Affected Parties directly or indirectly, including, but not limited to, reasonable attorneys' fees and expenses, which arise under a group health plan sponsored, maintained or contributed to by Sellers with respect to employees of the Newspaper as a result of any action or omission of Sellers prior to the Closing Date or because Buyer is deemed to be a successor employer to Sellers.

               (b) It is clearly understood, except as set forth in Section 6.3(c), that Buyer has no obligation to employ any of Sellers' employees and that Sellers shall be responsible for and shall cause to be discharged and satisfied in full all amounts owed to any employee, including without limitation, wages, commissions, salaries, bonuses, severance, sick pay, accrued vacation (except as provided in the penultimate sentence of this Section 6.3(b)), any payments due under any other Employee Plan or any other form of employee compensation or benefits earned, vested or accrued prior to the Adjustment Time or arising out of the transactions contemplated by this Agreement, including without limitation, any such compensation or benefits arising out of the termination of employment resulting from the transactions contemplated by this Agreement, and Sellers hereby agree to indemnify Buyer and hold Buyer harmless from any such liabilities. Notwithstanding the foregoing, Buyer such shall have the option to employ any of Sellers' employees (the "Transferred Employees") after Closing on terms to be agreed upon by Buyer and such Transferred Employees, and Buyer shall recognize accrued vacation benefits of any such Transferred Employees consistent with existing policies of Sellers. No later than three (3) business days prior to Closing, Buyer will notify Sellers of the names of the employees of the Newspapers to whom Buyer does not intend to offer employment.

               (c) Buyer covenants that it will not, on or within ninety (90) days of the Closing Date, take any action or fail to take any action which would cause a Plant Closing or Mass Layoff resulting in Employment Loss at any of the employment sites to be acquired from Sellers, as those terms are defined by the Worker Adjustment and Retraining Notification Act, Public Law 100-379 (August 4,
1988)("WARN Act"). Buyer hereby indemnifies and holds harmless Sellers from any loss, cost, expense or liability which may be incurred by Seller as a result of any claim made by an employee of any Newspaper pursuant to the WARN Act and which claim results from the failure of Buyer to hire any employees of the Newspapers or from any action by Buyer to dismiss or terminate any employees of Newspapers following the Closing.

               (d) The parties agree that employees of the Sellers hired by Buyer will close participation in the health care and 401(k) plans sponsored by Sellers as of the Closing Date; Buyer shall have no responsibility for obligations with respect to such plans and Worrell hereby indemnifies and holds harmless Buyer from any liability with respect to such plans (including termination thereof). Buyer will make reasonable efforts to implement health care coverage for employees of the Sellers hired by Buyer in such a manner that such employees will not suffer a lapse of coverage. Buyer is not obligated to duplicate Sellers' coverage nor to pay any premiums therefor.

          6.4. HSR Act Filing. As soon as practicable after the date of this Agreement, Sellers and Buyer will file, or cause to be filed, with the United states Federal Trade commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "DOJ") pursuant to the HSR Act all requisite documents and notifications in connection with the transactions contemplated hereby. Buyer shall bear the filing fees required in connection with such compliance with the HSR Act. Each Seller and Buyer will make or cause to be made all such other filings and submissions under laws and regulations applicable to it, if any, as may be required of it for the transactions contemplated hereby. The Sellers and Buyer will coordinate and cooperate with one another in exchanging such information and assistance as the other may reasonably request in connection with all of the foregoing.

          6.5. Other Consents, Waivers and Approvals. Except as otherwise provided in Section 6.4, Sellers shall, at their own expense, use their commercially reasonable efforts in preparing, filing, prosecuting, and taking any other actions with respect to any applications, requests, or actions that are or may be reasonable and necessary to obtain the Required Consents.

          6.6. Environmental Matters.


               (a) As soon as practicable following the date hereof, Buyer will obtain from a nationally recognized engineer (the "Environmental Engineer"), Phase I Environmental Assessment reports (the "Assessments") for all Real Property owned in fee or leased by Sellers which is being transferred to Buyer hereunder (collectively, the "Properties"). Such Assessments shall, in addition to any other matters customarily shown in such reports, identify the scope and source of any actual or potential environmental liability or problem on the Properties and set forth an estimate of the cost of remediating such liability or problem. Buyer shall promptly forward to Sellers a copy of the Assessments after receipt thereof by Buyer. The costs of such Assessments shall be borne by Buyer.

               (b) If any Assessment reveals the existence of any Environmental Conditions or Environmental Noncompliance (each as defined below), Sellers shall be solely responsible for the costs of remediation of the same, subject to the terms and conditions set forth herein. If the cost of such remediation exceeds an aggregate of Five Million Dollars ($5,000,000), then either (i) Buyer may elect (A) to pay for the costs of remediation in excess of Five Million Dollars ($5,000,000) in which event the Purchase Price will be reduced by such costs of remediation, not to exceed Five Million Dollars ($5,000,000) or (B) terminate this Agreement and shall have no further obligation or liability to Sellers; or
(ii) Sellers may elect to pay for all costs of remediation, and in such event shall either complete such remediation prior, to the Closing Date or provide Buyer with a plan for completing such remediation in form and substance satisfactory to Buyer for all costs of remediation not completed by Closing.
The amount of cash and Cash Equivalents (as defined in Section 10.2(d) required to be retained by Worrell pursuant to Section 10.2(d) shall be increased by an amount equal to the estimated costs of any such post-Closing remediation, as determined by the Environmental Engineer. As any such remediation is subsequent to Closing effected and paid for by Worrell, the amount of such cash and Cash Equivalents required to be retained by Worrell shall be reduced but not in any event below Five Million Dollars ($5,000,000).

               (c) As soon as practicable after the date hereof, Buyer will use commercially reasonable efforts to obtain a report from the Environmental Engineer, in form and substance reasonably satisfactory to Buyer, certifying (i) that all required permits or registrations from any applicable governmental authority for any underground storage tanks located on the Properties have been obtained by Sellers; and (ii) that there has been no, and as of the date of the report there is no, adverse environmental impact from the operation or presence of any such storage tanks that could result in the creation of liability under any Environmental Orders or Laws (as defined below) to any party. The costs of such report shall be borne by Buyer. If such report shows either (x) that required permits and registrations have not been obtained and reasonably cannot be obtained by Sellers prior to Closing without any cost or liability to Buyer, or (y) that there has been or is an adverse environmental impact that could result in liability, then Buyer shall obtain from the Environmental Engineer an estimate of (x) the cost of removing all underground storage tanks for which such permits and registrations cannot be obtained and (y) the cost of remediating such adverse environmental impact, as applicable, in each case to the extent required to bring such Properties into compliance with all Environmental Orders and Laws. Sellers shall be solely responsible for the costs of such remediation, subject to the terms and conditions set forth herein. If the cost of such remediation exceeds an aggregate of Five Million Dollars ($5,000,000), then either (i) Buyer may elect (A) to pay for the costs of remediation in excess of Five Million Dollars ($5,000,000) in which event the Purchase Price will be reduced by such costs of remediation, not to exceed Five Million Dollars ($5,000,000) or (B) terminate this Agreement and shall have no further obligation or liability to Sellers; or (ii) Sellers may elect to pay for all costs of remediation, and in such event shall either complete such remediation prior to the Closing Date or provide Buyer with a plan for completing such remediation in form and substance satisfactory to Buyer for all costs of remediation not completed by Closing. The amount of cash and Cash Equivalents required to be retained by Worrell pursuant to Section 10.2(d) shall be increased by an amount equal to the estimated costs of any such post-Closing remediation, as determined by the Environmental Engineer. As any such remediation is subsequent to Closing effected and paid for by Worrell, the amount of such cash and Cash Equivalents required to be retained by Worrell shall be reduced but not in any event below Five Million Dollars ($5,000,000).


               "Environmental Conditions" means conditions of the environment, including the ocean, natural resources (including flora and fauna), soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or the ambient air, relating to or arising out of the use, handling, storage, treatment, recycling, generation, transportation, dumping, Release, or threatened Release of Hazardous Materials by any Person. With respect to claims by employees, Environmental Conditions also includes the exposure of persons to Hazardous Materials within a work place on the Properties.

               "Environmental Orders and Laws" means any applicable order, judgment, injunction, award, decree or writ or any applicable law, statute, code, ordinance, regulation or other requirement of any government or political subdivision thereof, whether federal, state, local or foreign, or any agency, regulatory authority or instrumentality of any such government or political subdivision, or any court or arbitrator relating to pollution or protection of health, public welfare or the environment, including, without limitation, Environmental Orders and Laws relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

               "Environmental Noncompliance" means, but is not limited to: (1) the Release or threatened Release of any Hazardous Materials into the environment, any storm drain, sewer, septic system or publicly owned treatment works, in violation of any effluent or emission limitations, standards or other criteria or guidelines established by any federal, state or local law, regulation, rule, ordinance, plan or order or other Environmental Order or Law; and (2) any facility operations, procedures, designs, etc., which do not conform with the requirements of any Environmental Orders and Laws.

               "Hazardous Materials" means (1) hazardous materials, contaminants, constituents, hazardous wastes and hazardous substances as those terms are defined in the following statutes and their implementing regulations, as amended: the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C.
Section 9601 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., and the Toxic Substance Control Act, 15 U.S.C. Section 2601 et seq., (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) asbestos and/or asbestos-containing materials, (5) PCBs, or PCB-containing materials or fluids, (6) any other substances with respect to which any federal, state or local agency or other governmental authority may require either an environmental investigation or environmental remediation, and (7) any other hazardous or noxious substance, material, pollutant or solid or liquid waste that is regulated by any Environmental Orders and Laws.


               "Release" means any release, spill, emission, leaking, pumping, pouring, injection, escaping, emptying, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Materials), or into or out of any Properties, including the movement of any Hazardous Material through the air, soil, surface water, groundwater or property.

          6.7. Consummation of Agreement. Each Seller and Buyer will use commercially reasonable efforts to perform or fulfill all other conditions and obligations to be performed or fulfilled by it under this Agreement so that the transactions contemplated hereby shall be consummated as expeditiously as possible. If any event should occur, either within or outside the control of any Seller or Buyer that would materially delay or prevent fulfillment of the conditions upon the obligations of any party hereto to consummate the transactions contemplated by this Agreement, each Seller and Buyer will use their respective commercially reasonable efforts to cure or minimize the same as expeditiously as possible.

          6.8. Public Announcements. Each Seller, on the one hand, and Buyer, on the other hand, will consult with each other before issuing any other press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement that is not approved by the other party which approval shall not be unreasonably withheld, except as may be required by law (including without limitation federal securities laws) or court order.

          6.9. Interim Financial Statements. Within five (5) business days after the date of this Agreement and thereafter within five (5) business days after the end of each succeeding calendar month between the date hereof and the Closing Date, Sellers shall furnish Buyer, with respect to the Newspapers, unaudited balance sheets and statements of income with respect to the then most recently ended calendar month prepared in a manner consistent with the preparation of the Financial Statements pursuant to Section 4.4.

          6.10. Allocation of Purchase Price. The parties agree that the allocation of the Purchase Price between the Assets and the Covenants Not to Compete shall be as set forth in Section 6.10 of the Disclosure Schedule. The parties agree that the portion of the Purchase Price allocable to the Assets, together with any amount paid by Buyer to Sellers in accordance with Section 2.3, will be allocated among such Assets in accordance with a reasonable appraisal obtained by Buyer, and that both parties shall use such allocations for purposes of any filings required by Section 1060 of the Code.


                                   ARTICLE 7
                        CONDITION TO THE OBLIGATIONS OF
                                  ALL PARTIES

          Hart-Scott-Rodino. The respective obligations of all parties to effect the sale of the Assets contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of the condition that Thomas E. Worrell, Jr. and Buyer and any other Person (as defined in the HSR Act) required in connection with the transactions contemplated hereby to file a Notification and Report Form for Certain Mergers and Acquisitions with the DOJ and the FTC pursuant to the HSR Act shall have made such filing, all applicable waiting periods with respect to each such filing (including any extensions thereof) shall have expired or been terminated and no actions shall have been instituted by the DOJ or FTC challenging or seeking to enjoin the consummation of the transactions contemplated by this Agreement unless such actions shall have been withdrawn or terminated.

                                   ARTICLE 8
                     CONDITIONS TO THE OBLIGATIONS OF BUYER

          The obligations of Buyer to purchase the Assets from Sellers and to perform its other obligations hereunder to be performed at or subsequent to the Closing shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any one or more of which may be waived by Buyer:

          8.1. Representations and Warranties. All representations and warranties of Sellers contained herein shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made as of such date except for changes expressly permitted by this Agreement.

          8.2. Covenants. Sellers shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed or complied with by them on or prior to the Closing Date.

          8.3. Certificates. Sellers shall furnish such certificates of their respective officers or partners to evidence compliance with the conditions set forth in Sections 8.1 and 8.2 as may be reasonably requested by Buyer.

          8.4. Certain Proceedings. No writ, order, decree or injunction of a court of competent jurisdiction or governmental entity shall have been entered against Buyer or any Seller that prohibits or restricts the sale of Assets contemplated hereby, limits or restricts the operation of the businesses of the Newspapers or other Assets as they are currently conducted, or otherwise restricts Buyer's exercise of full rights to own and operate the Newspapers and other Assets.

          8.5. Opinion of Counsel. Buyer shall have received the favorable opinion of Dennis S. Rooker, Esq., counsel to Sellers, substantially in the form of Exhibit F attached hereto.

          8.6. No Adverse Change. Since the date of this Agreement, Sellers shall have suffered no material adverse change to the business, operations, assets or financial condition of any of the Newspapers or Assets taken as a whole.

          8.7. Consents. All Required Consents shall have been duly and validly obtained and shall remain effective as of the Closing.

          8.8. Document Delivery. Sellers shall have delivered the following documents, appropriately executed, to Buyer:

               (a)  All documents required to be delivered to Buyer pursuant to
Section 3.2;

               (b) Certified copies of the resolutions of the Board of Directors or partners of each Seller authorizing the execution and delivery of this Agreement and consummation of the transactions contemplated hereby;

               (c) Certificates of good standing for each Seller from their respective states of incorporation or organization issued as of a date not more than 10 days prior to the Closing Date;

               (d) Possession of all books, accounts, records, documents, files, agreements and reports located at the offices or premises of each of the Newspapers relating to the Newspapers or the Assets;

               (e) All such other documents as may be reasonably requested by Buyer, including secretaries' certificates relating to incumbency and corporate proceedings;

               (f)  All Required Consents; and

               (g) Such other and further releases or other documents as may be reasonably necessary, in the opinion of counsel to Buyer, to effectuate the transactions contemplated by this Agreement.

                                   ARTICLE 9
                    CONDITIONS TO THE OBLIGATIONS OF SELLERS

          The obligations of Sellers under this Agreement to effect the sale of the Assets to Buyer and to perform their other obligations hereunder to be performed at the Closing shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any one or more of which may be waived by Sellers:

          9.1. Representations and Warranties. All representations and warranties of Buyer contained herein shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made as of such date except for changes expressly permitted by this Agreement.

          9.2. Covenants. Buyer shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement required to be performed or complied with by it on or prior to the Closing Date.

          9.3. Certificates. Buyer shall furnish such certificates of its officers to evidence compliance with the conditions set forth in Sections 9.1 and 9.2 as may be reasonably requested by Sellers.

          9.4. Certain Proceedings. No writ, order, decree or injunction of a court of competent jurisdiction or governmental entity shall have been entered against Buyer or any Seller which prohibits or restricts the sale of Assets contemplated hereby.

          9.5. Opinion of Counsel. The Company shall have received the favorable opinion of George L. Mahoney, Esq., General Counsel of Buyer, substantially in the form of Exhibit G attached hereto.

          9.6. Document Delivery. Buyer shall have delivered the following to Sellers, and where documents are involved, the documents shall be appropriately executed:

               (a) Payment of the Purchase Price to Sellers and/or the Escrow Agent as contemplated by Section 2.2;

               (b) All documents required to be delivered to Sellers pursuant to Section 3.3;

               (c) Certified copy of the resolutions of the Board of Directors of Buyer authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;


               (d) Certificate of good standing from the Commonwealth of Virginia issued with respect to Buyer as of a date not more than 10 days prior to the Closing Date; and

               (e) All such other documents as may be reasonably requested by Sellers, including secretaries' certificates relating to incumbency and corporate proceedings.

                                   ARTICLE 10
                  SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

          10.1. Survival of Representations. All representations, warranties, covenants and agreements made by any party in this Agreement or in documents and instruments delivered pursuant hereto shall survive the Closing, but all claims made by virtue of such representations, warranties and agreements shall be made under, and subject to the limitations set forth in, this Article 10.

          10.2.     Sellers' Agreement to Indemnify.

               (a) Indemnification. Subject to the limitations, conditions and provisions set forth herein, Worrell agrees to indemnify, defend and hold harmless Buyer (including Buyer's officers, directors, shareholders, employees, agents or affiliates) (collectively, "Buyer's Indemnitees") from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, reasonable attorney's fees, asserted against or incurred by Buyer's Indemnitees resulting from (i) a breach of any covenant, agreement, representation or warranty of any Seller to Buyer contained in this Agreement or any other document or instrument delivered pursuant hereto;
(ii) liabilities or other obligations relating to any Employee Plan, Compensation Arrangement or Multi-employer Plan; (iii) liabilities which arise from or relate to any litigation referred to or disclosed in Section 4.8 of the Disclosure Schedule; or (iv) liabilities which arise from facts which occurred prior to the Adjustment Time or which relate to the operations of the Newspapers or the Assets prior to the Adjustment Time and which have not been assumed by Buyer (collectively, "Buyer's Damages").

               (b) Limitation of Liability. Worrell's obligation to indemnify Buyer against any Buyer's Damages shall be subject to all of the following limitations:

                    (i) No indemnification shall be required to be made under this Section 10.2 until the aggregate amount of Buyer's Damages exceeds Five Hundred Thousand Dollars ($500,000); provided that once Buyer's Damages exceed Five Hundred Thousand Dollars ($500,000), indemnification shall be made by Worrell for all Buyer's Damages without regard to such limitation.

                    (ii) Buyer's Indemnitees shall be entitled to indemnity only for those Buyer's Damages as to which Buyer has given Worrell written notice thereof (A) except for Buyer's Damages resulting from a breach of any representation set forth in Sections 4.9, 4.10 and 4.21, within two (2) years after the Closing Date, and (B) with respect to Buyer's Damages resulting from a breach of any representation set forth in Sections 4.9, 4.10 and 4.21, upon expiration of the applicable statute of limitations with respect thereto. Any written notice delivered by Buyers to Worrell pursuant to this subparagraph (ii) shall set forth with specificity the basis of the claim for Buyer's Damages and a reasonable estimate of the amount thereof, based on all of the facts then known by Buyer.


               (c) Condition of Indemnification. The obligations and liabilities of Worrell under Section 10.2(a) hereof with respect to claims for Buyer's Damages ("Buyer's Claims"), shall be subject to the following terms and conditions:

                    (i) Buyer will give Worrell notice of any Buyer's Claim within ten (10) business days after receiving notice, or becoming aware, thereof.

                    (ii) After Worrell receives notice of a Buyer's Claim which relates to an assertion of liability by a third party other than Buyer or an affiliate of Buyer, Worrell shall have the right to defend any such claim and to control negotiations toward resolution of such claim, and, if litigation ensues, to defend the same with counsel chosen by Worrell, at Worrell's expense. Buyer shall extend reasonable cooperation to Worrell's in connection with such defense. In the event that, within ten (10) business days after notice of any such Buyer's Claim, Worrell fails to notify Buyer of Worrell's intention to defend, Buyer will (upon further notice to Worrell) have the right (but not the obligation) to undertake the defense, compromise or settlement of such Buyer's Claim for the account of Buyer. Worrell shall have the right to assume the defense of such Buyer's Claim at any time prior to final settlement, compromise or determination thereof, provided that any such assumption shall be conditioned upon Worrell's written acknowledgment of its indemnification obligation for such claim.

                    (iii)  Notwithstanding anything in subparagraphs (i) and
(ii) of this Section 10.2(c) to the contrary, a failure by any party to meet the time limits prescribed in such subparagraphs shall not affect the rights provided to the parties in this Agreement, unless the rights of the party not required to meet such time limits are materially and adversely affected by the failure to comply with such time

          (d)  Capitalization of Indemnitor.

                    (i) Until the fourth (4th) anniversary of the Closing Date, Worrell shall (A) maintain its valid corporate existence under the laws of the State of Delaware and shall be duly qualified to do business as a foreign corporation wherever legally required; (B) retain Five Million Dollars ($5,000,000) of reserves of cash and other Cash Equivalents; and (C) have a "Residual Value" (as defined below) of at least Fifteen Million Dollars ($15,000,000).

                    (ii) For purposes of this Agreement the following terms shall be defined as follows:

          "Cash Equivalents" means investments in (i) certificates of deposit and other interest bearing deposits or accounts with any bank or any state or U.S. commercial bank having a combined capital and surplus of at least One Hundred Million Dollars ($100,000,000), which mature within five (5) years from the date of investment, (ii) deposits (other than time deposits) with any bank, any state or U.S. commercial bank or federal savings and loan institution having a combined capital and surplus of at least One Hundred Million Dollars ($100,000,000), which mature within five (5) years from the date of investment,
(iii) obligations issued or unconditionally guaranteed by the U.S. government, or issued by an agency thereof and backed by the full faith and credit of the United States of America, which obligations mature within five (5) years from the date of investment, (iv) direct obligations issued by any state of the United States of America or political subdivision thereof, which mature within five (5) years from the date of investment and have the highest or second highest rating obtainable from Standard & Poor's Corporation or Moody's Investors Service, Inc. on the date of investment, or (v) commercial paper which has the highest rating obtainable from Standard & Poor's Corporation or Moody's Investors Service, Inc. on the date of investment, which obligations mature within five (5) years from the date of investment.

          "Residual Value" shall mean the amount equal to the greater of (A) Worrell's net worth as set forth on a balance sheet prepared according to GAAP; and (B) eleven (11) times the "Worrell's Cash Flow" (as defined below).

          "Worrell's Cash Flow" means the consolidated operating revenues of other Worrell newspapers less the consolidated operating expenses of other Worrell newspapers exclusive of interest, depreciation and amortization, and income taxes (it being agreed and acknowledged that consolidated operating expenses shall not include capital expenditures, deferred taxes and payments on indebtedness and any other item not included in consolidated operating expenses under generally accepted accounting principles), during the preceding quarter multiplied by eleven (11).

                    (iii) Within forty-five (45) days after the close of each calendar quarter after the Closing Date Worrell shall deliver to Buyer (A) a balance sheet of Worrell prepared in accordance with generally accepted accounting principles consistently applied, and (B) a calculation of the Residual Value in accordance with the foregoing formula. Such calculation shall be accompanied by a certificate from the chief financial officer of Worrell to the effect that Worrell's Cash Equivalents exceed Five Million Dollars ($5,000,000) and that Worrell's Cash Flow used in the calculation of the Residual Value is accurate and correct and that the Residual Value has been calculated in accordance with this Section. For purposes of this Section, Worrell shall promptly notify Buyer as soon as Worrell becomes aware that Worrell's Cash Equivalents has fallen below Five Million Dollars ($5,000,000) or that the Residual Value has fallen below Fifteen Million Dollars ($15,000,000), or will fall, on account of incurring debt, selling assets, or any other reason, below Fifteen Million Dollars ($15,000,000).

          10.3.     Buyer's Agreement to Indemnify.

               (a) Indemnification. Subject to the limitations, conditions and provisions set forth herein, Buyer hereby agrees to indemnify, defend and hold Sellers (and their respective partners, officers, directors, shareholders, employees, agents or affiliates) (collectively, the "Sellers' Indemnitees") harmless from and against all demands, claims, actions, losses, damages, liabilities, costs and expenses, including without limitation, reasonable attorney's fees, asserted against or incurred by the Sellers' Indemnitees resulting from (i) a breach of any covenant, agreement, representation or warranty of Buyer contained in this Agreement or any other document or instrument delivered pursuant hereto; or (ii) liabilities which relate to the operations of the Newspapers or the Assets after the Closing Date (collectively, "Sellers' Damages").

               (b) Limitation of Liability. Buyer's obligation to indemnify against any Sellers' Damages shall be subject to all of the following limitations:

                    (i) No indemnification shall be required to be made by Buyer under this Section 10.3 (other than for Sellers' Damages on account of Buyer's failure to pay in full any of the Purchase Price, any amount included in the liabilities assumed by Buyer pursuant to Section 1.3, or any amount owed by Buyer pursuant to Section 2.2) until the aggregate amount of Sellers' Damages exceeds Five Hundred Thousand Dollars ($500,000); provided that once Sellers'

Damages exceed Five Hundred Thousand Dollars ($500,000), indemnification shall be made by Buyer for all Sellers' Damages without regard to such limitation.

                    (ii) Sellers' Indemnitees shall be entitled to indemnity with respect to claims based on Section 10.3(a) only for those Sellers' Damages as to which Sellers have given Buyer written notice thereof within two (2) years after the Closing Date. Any written notice delivered by Sellers to Buyer pursuant to this subparagraph (ii) shall set forth with specificity the basis of the claim for Sellers' Damages and a reasonable estimate of the amount thereof, based on all of the facts then known by Sellers.

               (c) Conditions of Indemnification. The obligations and liabilities of Buyer under Section 10.3(a) hereof with respect to claims for Sellers' Damages ("Sellers' Claims"), shall be subject to the following terms and conditions:

                    (i) Sellers will give Buyer notice of any Sellers' Claim within ten (10) business days after receiving notice, or becoming aware, thereof.

                    (ii) After Buyer receives notice of a Sellers' Claim which relates to an assertion of liability by a third party other than a Seller or an affiliate of a Seller, Buyer shall have the right to defend any such claim and to control negotiations toward resolution of such claim and, if litigation ensues, to defend the same with counsel chosen by Buyer, at Buyer's expense. Sellers shall extend reasonable cooperation to Buyer in connection with such defense. In the event that, within ten (10) business days after notice of any such Sellers' Claim, Buyer fails to notify Sellers of its intention to defend such Sellers' Claim, Sellers will (upon further notice to Buyer) have the right (but not the obligation) to undertake the defense, compromise or settlement of such Sellers' Claim for the account of Sellers. In such event, Buyer shall have the right to assume the defense of such Sellers' Claim at any time prior to final settlement, compromise or determination thereof, provided that any such assumption shall be conditioned upon Buyer's acknowledgment of its indemnification obligation for such claim.

                    (iii)  Notwithstanding anything in subparagraphs (i) and
(ii) of this Section 10.3(c) to the contrary, a failure by any party to meet the time limits prescribed in such subparagraphs shall not affect the rights provided to the parties in this Agreement, unless the rights of the party not required to meet such time limits are materially and adversely affected by the failure to comply with such time limit.

                                   ARTICLE 11
                                  TERMINATION

          11.1.     Termination.  This Agreement may be terminated:

               (a)  at any time by mutual consent of Sellers and Buyer;

               (b) by either party, if Closing hereunder has not taken place on or before the Termination Date (as it may be extended in accordance with Section 3.1), provided that the party seeking such termination shall not then be in material breach of its obligations under this Agreement;

               (c) by Sellers if all conditions set forth in Articles 7 and 9 have not been satisfied or waived on or prior to the Closing Date, and Sellers are not in material breach of their respective obligations under this Agreement; and

               (d) by Buyer if all conditions set forth in Articles 8 and 9 have not been satisfied or waived on or prior to the Closing Date; and Buyer is not in material breach of its obligations under this Agreement;

               (e)  by Buyer pursuant to Section 6.6; and

               (f)  by Buyer pursuant to Section 12.13.

          11.2.     Procedure and Effect of Termination.

               (a) In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by any or all of the parties pursuant to Section 11.1, prompt written notice thereof shall forthwith be given to the other parties and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the parties hereto. If this Agreement is terminated as provided herein:

                    (i) None of the parties hereto nor any of their directors, officers, shareholders, partners, employees, agents or affiliates shall have any liability or further obligation to the other party or any of its partners, directors, officers, shareholders, employers, agents or affiliates pursuant to this Agreement with respect to which termination has occurred, except as stated in Sections 11.2(b), 12.1 and 12.2 hereof;

                    (ii) All filings, applications and other submissions relating to the transactions contemplated hereby shall, to the extent practicable, be withdrawn from the agency or other person to which made; and

                    (iii) Buyer shall return any information received by Buyer from Sellers and will cause all confidential information obtained by Buyer from Sellers concerning the Newspapers to be treated as such.

               (b) Notwithstanding anything to the contrary contained in this Agreement, if any of Sellers or Buyer is in breach in any material respect of its respective obligations under this Agreement prior to the date of termination of this Agreement, then and in that event, as appropriate, the following provisions shall apply:

                    (i) if any Seller is in breach of its obligations under this Agreement, Buyer shall have the right to seek all remedies available to it as provided hereunder or at law or equity, including the remedy of specific performance as provided in Section 12.9; and

                    (ii) if Buyer is in breach of its obligations under this Agreement, Sellers shall have the right to seek all remedies available to them as provided hereunder or at law or equity.

                                   ARTICLE 12
                            MISCELLANEOUS PROVISIONS

          12.1. Expenses. Whether or not the transactions contemplated hereby are consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

          12.2. Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the sale contemplated by this Agreement. From time to time after the Closing Date, without further consideration, Sellers will, at their expense, execute and deliver, or cause to be executed and delivered, such documents to Buyer as Buyer may reasonably request in order to more effectively vest in Buyer good title to the Assets and to evidence the representations and warranties of Sellers. From time to time after the Closing Date, without further consideration, Buyers will, at Buyer's expense, execute and deliver such documents to Sellers as they may reasonably request in order more effectively to consummate the sale of the Assets pursuant to this Agreement. Sellers acknowledge that Buyer is a public company and that this transaction will require Buyer to file a Form 8-K with the Securities and Exchange Commission including audited financial statements of the business and operations of the Newspapers for the years ended 1993 and 1994, as well as unaudited comparative financial statements for the pertinent 1995 and 1994 interim periods. Sellers agree to prepare such historical financial statements of the business and operations of the Newspapers and to assist Buyer with Buyer's audit of the required audited financial statements. All costs and expenses of the preparation of such required audited financial statements (other than any cost related to any of Sellers' employees) shall be borne by Buyer.

          12.3. Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of Sellers and Buyer at any time prior to the Closing Date with respect to any of the terms contained herein.

          12.4. Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.4.

          12.5. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by facsimile transmission, telexed or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof):

               (a)  if to Sellers:

                    c/o Worrell Enterprises, Inc.
                    1450 South Dixie Highway
                    Boca Raton, Florida  33432
                    Attention:  Mr. Edwin M. Freakley
                    Telecopy :  (407) 338-0056

                    Copies (which shall not constitute notice) to:

                    Dennis S. Rooker, P.C.
                    115 South Pantops Drive
                    Charlottesville, Virginia  22901
                    Attention:  Dennis S. Rooker, Esq.
                    Telecopy :  (804) 977-7428

               (b)  if to Buyer:

                    Media General, Inc.
                    333 East Grace Street
                    Richmond, Virginia  23293
                    Attention:     Mr. J. Stewart Bryan III
                                   Chairman
                    Telecopy :  (804) 649-6898

                    Copies (which shall not constitute notice) to:

                    Media General, Inc.
                    333 East Grace Street
                    Richmond, Virginia  23293
                    Attention:     Mr. Marshall N. Morton
                                   Senior Vice President
                                        and
                                   George L. Mahoney, Esq.
                                   General Counsel
                    Telecopy :  (804) 649-6898

          12.6. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties hereto any rights or remedies hereunder. Notwithstanding the foregoing, Buyer shall be entitled to assign its rights and interest under this Agreement to any affiliate of Buyer, provided that Buyer shall not be released from its obligations hereunder.

          12.7.     No Solicitation.  From the date hereof until the earlier of
(a) the termination of this Agreement pursuant to Article 11 and (b) the Closing, none of the Sellers shall (nor will they permit any of their respective partners, officers, directors, stockholders, affiliates or agents to) directly or indirectly solicit or participate or engage in or initiate any negotiations or discussions, or enter into (or authorize) any agreement or agreement in principle, or announce any intention to do any of the foregoing, with respect to any offer or proposal to acquire all or a substantial part of the Assets, whether by merger, purchase of assets or equity or otherwise, except with respect to Buyer as contemplated by this Agreement.

          12.8. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE COMMONWEALTH OF VIRGINIA (BUT NOT THE LAWS PERTAINING TO CHOICE OF LAW) AS TO ALL MATTERS, INCLUDING BUT NOT LIMITED TO MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES.

          12.9. Specific Performance. The parties recognize that if any Seller breaches this Agreement and refuses to perform under the provisions of this Agreement, monetary damages alone would not be adequate to compensate Buyer for its injury, due to the unique nature of the Newspapers and the Assets.
Buyer shall therefore be entitled, in addition to any other remedies that may be available, including money damages and reimbursement of all related costs and expenses (including legal fees), to obtain specific performance of the terms of this Agreement. If any action is brought by Buyer to enforce this Agreement, each Seller shall waive the defense that there is an adequate remedy at law.


          12.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          12.11. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

          12.12. Entire Agreement. This Agreement, including the Exhibits hereto, the Disclosure Schedule and the documents delivered pursuant to this Agreement, embody the entire agreement and understanding of the parties hereto in respect of the transactions contemplated by this Agreement. The Exhibits hereto and the Disclosure Schedule are an integral part of this Agreement and are incorporated by reference herein. There are no representations, warranties or covenants made with respect to the Newspapers except as expressly set forth in this Agreement, the Exhibits, the Disclosure Schedule or any agreement, document or certificate delivered pursuant to this Agreement, and no action may be maintained for any alleged misrepresentation or breach of warranty or covenant unless the representation, warranty or covenant is expressly set forth in this Agreement, the Exhibits, the Disclosure Schedule or any agreement, document or certificate delivered pursuant to this Agreement.

          12.13.    Risk of Loss.

               (a) The risk of loss, damage or destruction to the Newspapers and the other Assets from fire, theft or other casualty or cause shall be borne by the Sellers at all times up to the Adjustment Time. It is expressly understood and agreed that in the event of any material loss or damage to any material portion of the Assets from fire, casualty or other cause prior to the Closing, Sellers shall notify Buyer of same in writing immediately. Such notice shall specify with particularity the loss or damage incurred, the cause thereof, if known or reasonably ascertainable, and the insurance coverage subject to subsection (b) of this Section 12.13.

               (b) Notwithstanding any other provision contained in this
Agreement:

                    (i) in the event there is damage to the Assets in excess of Two Million Five Hundred Thousand Dollars ($2,500,000) which is not repaired, replaced or restored prior to the Closing, Buyer, at its sole option upon ten
(10) days prior written notice to Sellers: (1) may elect to consummate the Closing and accept the property in its then existing condition, in which event Sellers shall pay or assign to Buyer all proceeds of insurance theretofore received or to be received covering the property involved, and the Purchase Price shall be reduced by an amount equal to any applicable insurance deductible; or (2) may rescind this Agreement and declare it of no further force and effect, in which event there shall be no Closing and this Agreement and all the terms and provisions hereof shall thereupon be deemed null and void and the parties shall have no further liability to each other except as set forth in
Section 11.2;

                    (ii) if the damage sustained is less than Two Million Five Hundred Thousand Dollars ($2,500,000) and all damages sustained would not materially impair the ability of Buyer to conduct the business and operations of the Newspapers as presently conducted, this Agreement shall remain in full force and effect without any abatement of the Purchase Price (other than for any applicable insurance deductible and uninsured amount which will reduce the Purchase Price by such appropriate amount) and the Buyer shall be entitled to any proceeds of insurance received or receivable by Sellers; provided, however, that if such insurance proceeds receivable are not received by Buyer within sixty (60) days of the Closing Date, Buyer shall assign to Sellers all of Buyer's right to receive such proceeds and Sellers thereupon shall pay to Buyer the amount of such proceeds receivable under the relevant insurance policy with respect to such damage.

          12.14. Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

          12.15. Bulk Sales. Buyer hereby waives any necessary compliance by Sellers with any bulk sales laws. Sellers hereby agree to indemnify, defend and hold Buyer harmless from and against any loss, claim, liability, cost or expense which Buyer may suffer or incur because of Sellers' non-compliance with such bulk sales laws.

          12.16. Cooperation With Respect to Taxes and Other matters. Sellers and Buyer will cooperate fully, including allowing each other full access to and right to copy documents, with each other after the Closing in connection with any audit examination by any governmental taxing authority or otherwise with respect to the business of the Newspapers or any of the Assets including, but not limited to, furnishing or making available records, files, financial information, accounting records, books of account or other materials (the "Tax and Accounting Records") necessary or helpful for the defense against the assertions of any taxing authority as to any tax returns, tax declarations or tax reports of Buyer, Sellers or any of their respective affiliates, or otherwise reasonably required by Buyer in the operation of the Newspapers or the Assets. Neither Buyer, on the one hand, nor Sellers, on the other, will destroy any Tax and Accounting Records for a period of six (6) years after the Closing Date without having given thirty (30) days prior notice to Sellers or Buyer, respectively, and, in the event Sellers or Buyer wishes to copy any such records, cooperate in making such records available for such copying, provided arrangements are made for reimbursement of all expenses reasonably incurred as a result of such cooperation.

          12.17. Glossary of Defined Terms. The following is a list of terms used in this Agreement and a reference to the section hereof in which such term is defined:

     Term                               Section
     ----                               -------

Adjustment Time                         1.3(a)

Affected Parties                        6.3(a)

Agreement                               Preamble

Antibes                                 Preamble

Assessments                             6.6(a)

Assets                                  1.1

Assumption Agreement                    1.3

Buyer                                   Preamble

Buyer's Claims                          10.2(c)

Buyer's Damages                         10.2(a)

Buyer's Indemnitees                     10.2(a)

CERCLA                                  4.21(a)

Closing                                 3.1

Closing Date                            3.1

Closing Date Statement of
Liabilities and Assets                  2.3(e)

Code                                    1.3

Compensation Arrangement                1.3

Contracts                               1.1(c)

Covenants Not to Compete                2.1(a)

Culpeper                                Preamble

Current Assets                          2.2(a)(ii)

CVN                                     Preamble

Disclosure Schedule                     1.1(a)

DOJ                                     6.4

Electric Knowledge                      1.2(f)

Space Lease Agreement                   3.2(e)

Employee Plan                           1.3

Environmental Conditions                6.6

Environmental Engineer                  6.6(a)

Environmental Noncompliance             6.6

Environmental Orders and Laws           6.6

Excluded Assets                         1.2

Financial Statements                    4.4

FTC                                     6.4

GAAP                                    1.3(a)

Hazardous Material                      6.6

HSR Act                                 4.3(b)

Ivy                                     Preamble

Jefferson                               Preamble

Liabilities                             2.2(a)(i)

Licenses                                1.1(e)

Liquid Assets                           6.11

Material Adverse Effect                 4.1

Multi-employer Plan                     1.3

Newspapers                              Preliminary Statement A

Pay Newspaper                           4.17

Permitted Liens                         3.2(a)

Pre-Closing Statement of
Liabilities and Assets                  2.3(b)

Properties                              6.6(a)

Purchase Price                          2.1(a)

Release                                 6.6

Reportable Quantity                     4.21(a)

Required Consents                       4.3(b)

Sellers                                 Preamble

Sellers' Claims                         10.3(c)

Sellers' Damages                        10.3(a)

Software Maintenance Agreement          3.2(f)

Sellers' Indemnities                    10.3(a)

Tax and Accounting Records              12.16

Tax Returns                             4.10

Taxes                                   4.10

Termination Date                        3.1

Transfer                                6.1(a)

Transferred Employees                   6.3(b)

Working Capital Deficit                 2.2(a)(iii)

Working Capital Surplus                 2.2(a)(iv)

Worrell                                 Preamble

          IN WITNESS WHEREOF, Sellers and Buyer have caused this Agreement to be signed by their respective duly authorized partners as of the date first above written.

                              BUYER:
                              MEDIA GENERAL, INC.


                              By:  /s/ J. Stewart Bryan
                                   ----------------------------
                                   Name : J. Stewart Bryan
                                   Title: Chairman and President

                              SELLERS:
                              WORRELL ENTERPRISES, INC.


                              By:  /s/ Ed M. Freakley
                                   ----------------------------
                                   Edwin M. Freakley
                                   Title: President


                              ANTIBES, INC.

                              By:  /s/ Ed M. Freakley
                                   ----------------------------
                                   Edwin M. Freakley
                                   Title: Executive Vice President

                              CULPEPER COMMUNICATIONS CORPORATION

                              By:  /s/ Ed M. Freakley
                                   ----------------------------
                                   Edwin M. Freakley
                                   President

                              CENTRAL VIRGINIA NEWSPAPERS, INC.


                              By:  /s/ Ed M. Freakley
                                   ----------------------------
                                   Edwin M. Freakley
                                   Title: Executive Vice President

                              JEFFERSON LEASING COMPANY

                              By:  /s/ Thomas E. Worrell
                                   ----------------------------
                                   Thomas E. Worrell, Jr.
                                   General Partner


                              IVY LEASING COMPANY
                              By:  /s/ Ed M. Freakley
                                   ----------------------------
                                   Edwin M. Freakley
                                   Title:


               EXHIBITS


Exhibit A - Publications and Related Assets
Exhibit B - Assignment and Assumption Agreement
Exhibit C - Form of Covenant Not to Compete
Exhibit D - Space Lease Agreement
Exhibit E - System License and Maintenance Agreement
Exhibit F - Opinion of Counsel to Sellers
Exhibit G - Opinion of Counsel to Buyer


               DISCLOSURE SCHEDULE


1.2       -    Excluded Assets
1.3       -    Assumed Liabilities
2.2       -    Liabilities Included in Working Capital Settlement
4.3(a)    -    Transaction Conflicts and Defaults
4.3(b)    -    Required Consents
4.4       -    Financial Statement Exceptions
4.5       -    Undisclosed Liabilities
4.6       -    Certain Changes
4.7(a)    -    Certain Contracts and Arrangements
4.7(b)    -    Advertising and Newscarrier Forms of Agreement
4.7(c)    -    Defaults and Events of Default
4.8       -    Litigation
4.9(a)    -    Collective Bargaining Agreements
4.9(b)    -    Employees
4.10      -    Tax Matters
4.11      -    Licenses
4.12(a)   -    Real Property Owned by Sellers
4.12(b)   -    Real Property Leased by Sellers
4.12(c)   -    Encumbrances on Real Property
4.13      -    Personal Property
4.14      -    Condition of Inventory
4.16      -    Intellectual Property
4.17      -    Circulation and Advertising Lineage
4.20      -    Legal Notice Jurisdictions
4.21      -    Environmental Matters
4.23      -    Relationship with Affiliates
5.3       -    Buyer's Consents
6.10      -    Allocation of Purchase Price